FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 9, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item

1.	ABN AMRO completes share buyback programme, 22 December 2006

2.	ABN AMRO to reduce staff in North America, 28 December 2006

3.	Antonveneta sold non-performing loan portfolio to GE and Pirelli, 3 January 2007

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

2

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: January 5, 2007	By:	/s/ R.P.B. Bruens

		Name:	R.P.B. Bruens
		Title:	Head of Investor Relations

	By:	/s/ H.W. Nagtglas Versteeg

		Name:	H.W. Nagtglas Versteeg
		Title:	Managing Board Secretary

3

Amsterdam, 22 December 2006

ABN AMRO completes share buyback programme

ABN AMRO announces today that it has completed its share buyback programme as announced at the publication of its first-half results on 31 July 2006. A total number of 70.5 mln shares were purchased at an average price of EUR 22.74, bringing the total value to EUR 1.6 bln.

As part of its capital management policy, ABN AMRO had repurchased EUR 750 mln of its own shares. In addition, 30.5 mln shares were repurchased in conjunction with the neutralisation of the interim stock dividend for 2006. IABN AMRO has also purchased 7.7 mln shares for staff options.

In the first half of 2006, ABN AMRO had bought back shares worth EUR 600 mln. This brings the total number of shares repurchase for the year to 95.9 mln with a value of EUR 2.2 bln.

As indicated previously, ABN AMRO will continue to evaluate the potential for future share buybacks.

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Enquiries:

ABN AMRO Press Office
+31 20 628 8900

ABN AMRO Investor Relations
+31 20 628 7835

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

Amsterdam/Chicago, 28 December 2006

ABN AMRO to reduce staff in North America

ABN AMRO announces today that it will reduce its North American workforce by five percent (approximately 900 jobs) in 2007. The staff reductions within the Business Unit North America will affect LaSalle Bank Corporation and its subsidiaries and ABN AMRO’s global businesses operating in the US. ABN AMRO announced in its third-quarter results release that it is taking steps to lower expenses and improve the operational performance of businesses in mature markets such as the US. The North American staff reductions coincide with this effort.

The staff reductions, which will occur across nearly all areas of the bank and at all major locations within the BU North America, represent a strategic decision to better focus resources on the businesses and client relationships that are at the core of ABN AMRO’s expertise in North America

“These kinds of decisions are never easy to make,” said Norman R. Bobins, head of ABN AMRO’s North American Business Unit. “In today’s competitive environment, however, it is imperative that we take a hard look at our clients’ needs and align our resources accordingly. With these staff reductions, we will enable our organization to more proficiently address the demands of our market.”

The majority of the staff reductions are scheduled to take place before mid-year 2007. More details will be disclosed in ABN AMRO’s annual results announcement on February 8, 2007.

Press Relations: +31 (0)20 6288900

Press Contacts US: Shawn Platt +1-312-904-7240

Investor Relations: +31(0)20 6287835

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

Note to the editor:

Netherlands-based ABN AMRO Bank N.V. is a leading international bank with total assets of EUR 999 bln. It operates more than 4,500 branches in 53 countries, and has a staff of more than 110,000 full-time employees worldwide. ABN AMRO is listed on Euronext and the New York Stock Exchange.

An indirect subsidiary of ABN AMRO Bank N.V., LaSalle Bank Corporation is the largest bank holding company headquartered in Chicago, with $122.3 billion in assets. Through its subsidiaries, the company has retail and commercial operations in 20 states and 26 cities across the U.S. LaSalle Bank Corporation’s subsidiary banks serve individuals, small businesses, middle-market companies and institutions through more than 400 retail locations and 1,450 ATMs in Illinois, Michigan and Indiana.

LaSalle Bank Corporation’s direct and indirect subsidiaries include LaSalle Bank N.A., LaSalle Bank Midwest N.A., LaSalle National Leasing Corporation, LaSalle Business Credit LLC, LaSalle Financial Services, Inc. and ABN AMRO Mortgage Group, Inc.

2

Amsterdam/Padua, 3 January 2007

Antonveneta sold non-performing loan portfolio to GE and Pirelli

On 29 December 2006, Antonveneta sold part of its non-performing loan (‘NPL’) portfolio to GE Commercial Finance Services Italy (‘GE’) and Pirelli RE (‘Pirelli’). GE will hold the majority in the transaction, with Pirelli holding a 35% stake. The portfolio consists of mixed commercial loans with an approximate gross book value of EUR 1 bln, secured by Italian real estate assets.

The sale is a result of Antonveneta's focus on aligning its credit risk management with that of ABN AMRO and is part of the 2006 synergies as presented during the investor day on Antonveneta on 11 December 2006 in Padua.

An exclusive mandate has been signed with GE and Pirelli for an additional portion of non-performing loans, of which approximately EUR 3 bln refers to NPLs and approximately EUR 2 bln refers to a securitized NPL portfolio. This deal is expected to close during 2007.

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Enquiries:
ABN AMRO Press Relations: +31 20 628 8900

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245